Exhibit 99.1

QIWI Announces First Quarter 2020 Financial Results

First Quarter Total Net Revenue Increases 17% to RUB 6,260 Million and Adjusted Net Profit Increases

6% to RUB 1,754 Million or RUB 28.12 per diluted share

QIWI reiterates 2020 Guidance

Board of Directors Approves Dividends of 14 cents per share

NICOSIA, CYPRUS – May 20, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the first quarter ended March 31, 2020.

First Quarter 2020 Operating and Financial Highlights

•	Total Net Revenue increased 17% to RUB 6,260 million ($80.5 million)

•	Payment Services Segment Net Revenue increased 10% to RUB 5,321 million ($68.5 million)

•	Adjusted EBITDA decreased 2% to RUB 2,298 million ($29.6 million)

•	Adjusted Net Profit increased 6% to RUB 1,754 million ($22.6 million), or RUB 28.12 per diluted share

•	Payment Services Segment Net Profit increased 2% to RUB 3,051 million ($39.3 million) or RUB 48.92 per diluted share

•	Total Payment Services volume increased 14% to RUB 370.3 billion ($4.8 billion)

“Today I’m glad to share our first quarter 2020 financial results. This quarter we demonstrated robust performance, even though we have started seeing the negative impact of the spread of COVID-19 and quarantine regime imposed globally late in the quarter. Despite the global challenges we are encountering we believe that our performance confirms the value and relevance of the payment ecosystem and digital solutions we have developed so far and aim to develop further,” said Boris Kim, QIWI’s chief executive officer. “We see many challenges ahead, primarily imposed by the pandemic coronavirus outbreak that affects some of our key categories as well as macroeconomic headwinds caused by a steep decline in oil prices and ruble devaluation. Nevertheless, we believe and have proved many times before that we have created a resilient ecosystem that is highly adaptive and consumer oriented, and will continue to develop it further by targeting our core niches and areas of expertise and creating new use cases well fitted to serve our clients, merchants and partners. At the same time, we continue to optimize our operations and implement stricter cost controls. Even in these challenging times, we see many opportunities both in the payment space and in the adjacent markets and I believe we are well positioned to continue strengthening our ecosystem with the ultimate goal of securing our long-term growth prospects.”

First Quarter 2020 Results

Total and Segment Net Revenues: Total Net Revenue for the quarter ended March 31, 2020 was RUB 6,260 million ($80.5 million), an increase of 17% compared with RUB 5,367 million in the prior year. The increase was mainly driven by Payment Services Segment Net Revenue growth as well as CFS Segments Net Revenue growth.

Payment Services (PS) Segment Net Revenue for the quarter ended March 31, 2020 was RUB 5,321 million ($68.5 million), an increase of 10% compared with RUB 4,836 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,595 million ($59.1 million), an increase of 10% compared with RUB 4,175 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volume growth in Money Remittance, E-commerce, and Telecom market verticals partially offset by a slight decline in the Payment Average Adjusted Net Revenue Yield.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 727 million ($9.3 million), an increase of 10% compared with RUB 661 million in the prior year. Fees for inactive accounts and unclaimed payments for the first quarter ended March 31, 2020 were RUB 490 million ($6.3 million) compared with RUB 445 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 10% compared with the same period in the prior year to RUB 237 million predominantly driven by an increase of interest revenue.

Consumer Financial Services (CFS) Segment Net Revenue which is composed of revenue from our SOVEST project for the quarter ended March 31, 2020 was RUB 566 million ($7.3 million) compared with RUB 218 million in the first quarter of the prior year. Segment Net Revenue growth resulted primarily from the increase of revenue which we derive from selling consumer value-added options.

Corporate and Other Category (CO) Net Revenue includes: (i) revenue from cash and settlement services related to the operations of the Tochka project1; (ii) revenue from account receivable financing and digital bank guarantees products of Factoring PLUS project; (iii) revenue from marketing solution products of Flocktory; and (iv) net revenue from other start-up projects. For the quarter ended March 31, 2020 Corporate and Other Category Net Revenue was RUB 350 million ($4.5 million) compared with RUB 476 million in the first quarter of the prior year. Category Net Revenue dynamics was driven by primarily the following factors:

•

Tochka Net Revenue for the quarter ended March 31, 2020 was RUB 165 million ($2.1 million) compare with RUB 412 million in the first quarter of the prior year. Tochka net revenue decline primarily resulted from the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a substantial portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

•

Factoring Net Revenue for the quarter ended March 31, 2020 was RUB 101 million ($1.3 million) compare with RUB 47 million in the first quarter of the prior year. Factoring Net Revenue growth was driven by the scaling of the project including expansion of bank guarantee portfolio as well as by increasing number of factoring deals.

•

Flocktory Net Revenue for the quarter ended March 31, 2020 was RUB 89 million. Flocktory was considered as an associate before it was consolidated as a part of QIWI Group in the fourth quarter of 2019.

[1]	Starting from the first quarter 2020 we present Tochka JV results as part of the Corporate and Other Category

Adjusted EBITDA: For the quarter ended March 31, 2020, Adjusted EBITDA was RUB 2,298 million ($29.6 million), a decrease of 2% compared with RUB 2,336 million in the prior year. The adjusted EBITDA decrease was driven primarily by an increase of personnel expenses (excluding effect of share-based payments) to RUB 2,224 million for the quarter ended March 31, 2020 as compared to RUB 1,722 million for same period in the prior year resulting from a personnel expense growth in payment services segment and CO segment mainly in corporate, Factoring and Flocktory. Adjusted EBITDA decline was also driven by an increase in credit loss expenses mainly related to SOVEST in the amount of RUB 520 million for the quarter ended March 31, 2020 as compared to RUB 130 million for same period in the prior year. It was partially offset by Total Net Revenue growth as well as by a decline in rent of premises and related utility expenses as well as advertising, client acquisition and related expenses. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 36.7% for the quarter ended March 31, 2020 compared with 43.5% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended March 31, 2020, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,754 million ($22.6 million), an increase of 6% compared with RUB 1,653 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as by share of gain of an associate and a joint venture as opposed to share of loss of an associate and a joint venture for the same period in the prior year and a net foreign exchange gain2 as compared to the net foreign exchange loss for the same period in the prior year offset by higher income tax expense and other income and expenses, net loss as compared to gain demonstrated for the same period in the prior year.

For the quarter ended March 31, 2020, Payment Services Segment Net Profit was RUB 3,051 million ($39.3 million), an increase of 2% compared with RUB 2,988 million in the prior year driven by Payment Services Segment Net Revenue growth offset by an increase in payroll and related taxes (excluding effect of share-based payments) and Payment Services Segment foreign exchange loss.

The Consumer Financial Services Segment Net Loss for the first quarter 2020 was RUB 522 million ($6.7 million) as compared to a Net Loss of RUB 532 million for the same period of the prior year resulting primarily from Segment Net Revenue growth offset by an increase in credit loss expenses including a RUB 186 million increase in expected credit loss allowance due to the adjustments made to our provisioning models in light of the expected operating environment and credit quality deterioration resulting from the global distress caused by COVID-19, falling oil prices and ruble devaluation.

Rocketbank Segment Net Loss was RUB 660 million ($8.5 million), an increase of 35% compared with the Net Loss of RUB 490 million in the prior year resulting primarily from the increase in payroll and including RUB 142 million severance payment provisions related to the wind-down process started at the end of the first quarter.

Corporate and Other Category Net Loss includes: (i) profit/loss from the Tochka JV operations; (ii) profit/loss of Factoring PLUS project; (iii) profit/loss of Flocktory project; (iv) profit/loss from other start-up projects, and (v) Corporate expenses. Corporate and Other Category Net Loss for the first quarter 2020 was RUB 115 million compared to a Net Loss of RUB 313 million for the same period of the previous year. The dynamic of CO category Net Loss was driven primarily by the following factors:

•

Tochka Net Profit for the first quarter 2020 was RUB 143 million ($1.8 million) compared with Net Loss RUB 5 million in the same quarter of the previous year. The Net Profit increase resulted from the equity pick-up primarily driven by the growth and development of the Tochka business.

•	Corporate Net Loss for the first quarter of the 2020 was RUB 239 million ($3.1 million) compared to RUB 312 million for the same period of the previous year.

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

Payment Services Other Operating Data: For the quarter ended March 31, 2020, Payment Services Segment payment volume was RUB 370.3 billion ($4.8 billion), an increase of 14% compared with RUB 326 billion in the prior year. The increase in payment volume was driven by growth in Money Remittances, E-commerce, and Telecom market verticals resulting largely from the strong performance of our core products, development of certain payment solutions for merchants including betting merchants, and new projects targeting the self-employed market as well as growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.24%, decrease of 4 bps as compared with 1.28% in the prior year primarily driven by the development of new products and corresponding shift of the product mix towards lower yielding volumes.

Payment Services Segment Net Revenue Yield was 1.44%, a decrease of 4 bps as compared with 1.48% in the prior year.

The number of active kiosks and terminals was 127,643 including Contact and Rapida physical points of service, a decrease of 10% compared with the prior year. The number of our kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, at the same time our physical distribution network remains an important part of our infrastructure. The number of active Qiwi Wallet accounts was 21.8 million as of March 31, 2020, an increase of 0.3 million, or 1%, as compared with 21.5 million as of March 31, 2019. The increase was driven mainly by the development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the quarter ended March 31, 2020, Consumer Financial Services Segment payment volume was RUB 8.8 billion ($0.1 billion). CFS payment volume increased by 76% as compared to the RUB 5.0 billion for the first quarter of 2019, while CFS Segment Net Revenue Yield increased to 6.44% compared to 4.32% in the prior year driven primarily by the development of the consumer paid value-added options.

Recent Developments

Rocketbank Winding down: In March 2020, the Board of Directors decided to wind-down Rocketbank operations. We have commenced this process and are currently proceeding in accordance with the initial wind-down plan. As part of the measures we are taking to wind-down Rocketbank project, we have terminated marketing activities (including cancelation of the Rocketbank loyalty program), significantly increased tariffs, and are currently reducing the headcount of the project. We have already seen a significant decline in the number of the Rocketbank customers and believe that termination of the current Rocketbank service offering will be finalized shortly. At the same time, we continue to review the most efficient ways to reuse or dispose of the Rocketbank assets, including piloting certain projects earlier developed in Rocketbank in our Payment Services Segment particularly as part of our B2B2C product pipeline. We anticipate the wind-down will be completed by the end of 2020. Total net loss of the Rocketbank segment for 2020 shall not exceed RUB 1.5 billion

Dividend: In March 2020, the Board of Directors has approved a target dividend payout ratio for 2020. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2020.

Following the determination of the first quarter 2020 financial results and taking into account our current operating environment, our Board of Directors approved a dividend of USD 14 cents per share. The dividend record date is June 2, 2020, and the Company intends to pay the dividend on June 4, 2020. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2020 Guidance3

QIWI reiterates its guidance in respect of 2020 outlook:

•	Total Net Revenue is expected to increase by 3% to 13% over 2019;

•	Payment Services Segment Net Revenue is expected to change by -3% to 5% over 2019;

•	Adjusted Net Profit is expected to increase by 10% to 30% over 2019.

For the purpose of the guidance in respect of 2020 outlook we would like to outline the following considerations:

The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world is likely to negatively affect consumer demand across the globe and across industries, and there is the potential for COVID-19 and the responses to it to cause a global recession. At this moment we are not able to accurately estimate the potential impact of COVID-19 on our business, including the negative effect on the betting industry in general and our revenue generated from products and services we provide to our betting merchants caused by postponement and cancellation of the major sports events as well as the negative effect on the consumer lending market in Russia and corresponding impact on our SOVEST project. In addition, it is currently unclear how much consumer demand will be negatively affected by the outbreak of COVID-19 and what effect the outbreak of COVID-19 will have on the macroeconomic environment, as a whole. The full impact remains uncertain and will depend on the length and severity of the effect of the coronavirus on economic activity in our markets. The full scope of the negative impact that the abrupt decline in oil prices and resulting devaluation of the ruble may have on the Russian economy also remains unclear but has the potential to be very significant. Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this report. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

[3]	Guidance is provided in Russian ruble

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2020 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services Segment, and Varvara Kiseleva, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13703572. The replay will be available until Wednesday, June 3, 2020. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed 21.8 million virtual wallets, over 127,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 123 billion cash and electronic payments monthly connecting over 39 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Rocketbank segment, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2019 (audited)	As of March 31, 2020 (unaudited)	As of March 31, 2020 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	2,346	2,442	31
Goodwill and other intangible assets	11,316	11,232	144
Investments in associates	1,118	1,250	16
Long-term debt securities and deposits	4,015	5,280	68
Long-term loans	265	264	3
Other non-current assets	83	72	1
Deferred tax assets	217	250	3

Total non-current assets	19,360	20,790	267

Current assets
Trade and other receivables	6,162	4,588	59
Short-term loans	11,419	12,150	156
Short-term debt securities and deposits	1,136	1,166	15
Prepaid income tax	259	279	4
Other current assets	917	1,097	14
Cash and cash equivalents	42,101	32,240	415

Total current assets	61,994	51,520	663

Assets held for sale	123	58	1

Total assets	81,477	72,368	931

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	24
Share premium	12,068	12,068	155
Other reserve	2,576	2,596	33
Retained earnings	10,557	11,132	143
Translation reserve	289	464	6

Total equity attributable to equity holders of the parent	27,367	28,137	362
Non-controlling interests	70	40	1

Total equity	27,437	28,177	362

Non-current liabilities
Long term debt	1,545	1,863	24
Long-term lease liability	1,017	1,142	15
Long-term customer accounts	444	438	6
Other non-current liabilities	45	68	1
Deferred tax liabilities	749	724	9

Total non-current liabilities	3,800	4,235	54

Current liabilities
Trade and other payables	27,295	24,225	312
Customer accounts and amounts due to banks	21,519	13,200	170
Dividends payable	—	1,072	14
Short-term lease liability	340	397	5
VAT and other taxes payable	184	174	2
Other current liabilities	902	888	11

Total current liabilities	50,240	39,956	514

Total equity and liabilities	81,477	72,368	931

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	USD(1)
Revenue:	8,938	10,610	136.5
Payment processing fees	6,947	7,935	102.1
Interest revenue calculated using the effective interest rate	796	1,060	13.6
Fees from inactive accounts and unclaimed payments	445	490	6.3
Other revenue	750	1,125	14.5
Operating costs and expenses:	(7,047)	(8,720)	(112.2)
Cost of revenue (exclusive of items shown separetely below)	(3,571)	(4,350)	(56.0)
Selling, general and administrative expenses	(1,179)	(1,228)	(15.8)
Personnel expenses(2)	(1,821)	(2,283)	(29.4)
Depreciation and amortization	(346)	(319)	(4.1)
Credit loss expense	(130)	(520)	(6.7)
Impairment of intangible assets	—	(20)	(0.3)
Profit from operations	1,891	1,890	24.3

Share of gain/(loss) of an associate and a joint venture	(79)	132	1.7
Other income and expenses, net	49	(16)	(0.2)
Foreign exchange gain	191	1,434	18.4
Foreign exchange loss	(349)	(1,397)	(18.0)
Interest income and expenses, net	(15)	(32)	(0.4)

Profit before tax	1,688	2,011	25.9
Income tax expense	(361)	(412)	(5.3)

Net profit	1,327	1,599	20.6

Attributable to:
Equity holders of the parent	1,315	1,587	20.4
Non-controlling interests	12	12	0.2
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(181)	186	2.4
Debt securities at fair value through other comprehensive income (FVOCI):
Net losses arising during the period, net of tax	—	(8)	(0.1)
Net gains recycled to profit or loss upon disposal	—	(22)	(0.3)
Total other comprehensive income, net of tax	(181)	156	2.0

Total comprehensive income, net of tax	1,146	1,755	22.6

Attributable to:
Equity holders of the parent	1,139	1,732	22.3
Non-controlling interests	7	23	0.3
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	21.35	25.54	0.33
Diluted, profit attributable to ordinary equity holders of the parent	21.20	25.44	0.33

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.
(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the quarter ended March 31, 2019 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	March 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,688	2,011	26

Adjustments to reconcile profit before tax to net cash flows (used in) / generated from operating activities
Depreciation and amortization	346	319	4
Foreign exchange (gain)/loss, net	158	(37)	(0)
Interest income, net	(586)	(843)	(11)
Credit loss expense	130	520	7
Share of (gain) / loss of an associate and a joint venture	79	(132)	(2)
Share-based payments	99	59	1
Loss from initial recognition	42	—	—
Other	(8)	(2)	(0)

Operating profit before changes in working capital	1,948	1,895	24

Decrease in trade and other receivables	1,122	2,272	29
Increase in other assets	(24)	(167)	(2)
Decrease in customer accounts and amounts due to banks	(805)	(8,897)	(114)
Decrease in accounts payable and accruals	(5,100)	(4,004)	(52)
Decrease / (Increase) in loans issued from banking operations	547	(1,265)	(16)

Cash used in operations	(2,312)	(10,166)	(131)

Interest received	789	1,083	14
Interest paid	(66)	(211)	(3)
Income tax paid	(263)	(482)	(6)

Net cash flow used in operating activities	(1,852)	(9,776)	(126)

Cash flows used in investing activities
Acquisition of associate and joint control company	(185)	—	—
Purchase of property and equipment	(112)	(59)	(1)
Purchase of intangible assets	(29)	(62)	(1)
Proceeds from sale of fixed and intangible assets	97	12	0
Loans issued	(342)	(7)	(0)
Repayment of loans issued	18	21	0
Purchase of debt instruments and funds depositing	(2,435)	(2,361)	(30)
Proceeds from sale and redemption of debt instruments	735	1,068	14

Net cash flow used in investing activities	(2,253)	(1,388)	(18)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings	—	305	4
Payment of principal portion of lease liabilities	(69)	(23)	(0)
Dividends paid to non-controlling shareholders	—	(44)	(1)

Net cash flow (used in)/generated from financing activities	(69)	238	3

Effect of exchange rate changes on cash and cash equivalents	(285)	1,065	14
Net decrease in cash and cash equivalents	(4,459)	(9,861)	(127)

Cash and cash equivalents at the beginning of the period	40,966	42,101	542

Cash and cash equivalents at the end of the period	36,507	32,240	415

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	March 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	USD (1)
Total Net Revenue	5,367	6,260	80.5

Payment Services	4,836	5,321	68.5
Consumer Financial Services	218	566	7.3
Rocketbank	(163)	23	0.3
Corporate and Other	476	350	4.5

Total Segment Net Profit(2)	1,653	1,754	22.6

Payment Services	2,988	3,051	39.3
Consumer Financial Services	(532)	(522)	(6.7)
Rocketbank	(490)	(660)	(8.5)
Corporate and Other	(313)	(115)	(1.5)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.
(2)	For the three months ended March 31, 2019 and March 31, 2020 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	USD(1)
Revenue	8,938	10,610	136.5
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,571	4,350	56.0

Total Net Revenue	5,367	6,260	80.5

Payment Services Segment Revenue	7,869	8,988	115.6
PS Payment Revenue(2)	6,947	7,935	102
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,773	3,340	43

PS Payment Adjusted Net Revenue	4,175	4,595	59.1

PS Other Revenue(4)	922	1,053	14
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(5)	261	326	4

PS Other Adjusted Net Revenue	661	727	9.3

Payment Services Segment Net Revenue	4,836	5,321	68.5

Consumer Financial Services Segment Revenue	259	640	8.2
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	41	74	1.0

Consumer Financial Services Segment Net Revenue	218	566	7.3

Rocketbank Revenue	275	437	5.6
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	438	414	5.3

Rocketbank Net Revenue	(163)	23	0.3

Corporate and Other Category Revenue	535	545	7.0
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	59	195	2.5

Corporate and Other Category Net Revenue	476	350	4.5

Total Net Revenue	5,367	6,260	80.5

Net Profit	1,327	1,599	20.6

Plus:
Depreciation and amortization	346	319	4.1
Other income and expenses, net	(49)	16	0.2
Foreign exchange gain	(191)	(1,434)	(18.4)
Foreign exchange loss	349	1,397	18.0
Share of loss/(gain) of an associate and a joint venture	79	(132)	(1.7)
Impairment of non-current assets	—	20	0.3
Interest income and expenses, net	15	32	0.4
Income tax expenses	361	412	5.3
Form F-3 and related expenses	—	10	0.1
Share-based payments	99	59	0.8

Adjusted EBITDA	2,336	2,298	29.6

Adjusted EBITDA margin	43.5%	36.7%	36.7%
Net profit	1,327	1,599	20.6
Fair value adjustments recorded on business combinations and their amortization(6)	102	84	1.1
Form F-3 and related expenses	—	10	0.1
Share-based payments	99	59	0.8
Foreign exchange loss from revaluation of cash proceeds received from secondary public offering (7)	141	—	—
Impairment of non-current assets	—	20	0.3
Effect from taxation of the above items	(16)	(18)	(0.2)

Adjusted Net Profit	1,653	1,754	22.6

Adjusted Net Profit per share:
Basic	26.84	28.23	0.36
Diluted	26.64	28.12	0.36
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,579	62,126	62,126
Diluted	62,032	62,378	62,378

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(5)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(6)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(7)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only includes the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	March 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	326.0	370.3	4.8

E-commerce	92.7	109.2	1.4
Financial services	68.7	67.6	0.9
Money remittances	116.3	144.3	1.9
Telecom	38.4	40.1	0.5
Other	9.8	9.2	0.1

Payment adjusted net revenue (million)(3)	4,174.5	4,594.7	59.1

E-commerce	2,472.4	2,712.9	34.9
Financial services	270.0	286.4	3.7
Money remittances	1,218.8	1,351.0	17.4
Telecom	158.5	191.4	2.5
Other	54.8	52.9	0.7

Payment Average Adjusted Net Revenue Yield(4)	1.28%	1.24%	1.24%

E-commerce	2.67%	2.48%	2.48%
Financial services	0.39%	0.42%	0.42%
Money remittances	1.05%	0.94%	0.94%
Telecom	0.41%	0.48%	0.48%
Other	0.56%	0.58%	0.58%
Payment Services Segment Net Revenue Yield	1.48%	1.44%	1.44%
Active kiosks and terminals (units)(5)	141,721	127,643	127,643
Active Qiwi Wallet accounts (million)(6)	21.5	21.8	21.8
Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	5.0	8.8	0.1
CFS Segment Net Revenue Yield	4.32%	6.44%	6.44%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 77.7325 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment Adjusted Net Revenue divided by Payment Services payment segment volume.

(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months prior to the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.